Exhibit 3.2

CERTIFICATE OF AMENDMENT

to

RESTATED CERTIFICATE OF INCORPORATION

of

NCI BUILDING SYSTEMS, INC

NCI Building Systems, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Certificate of Amendment (this “Certificate of Amendment”), which amends its Restated Certificate of Incorporation (the “Certificate of Incorporation”), as described below, and does hereby further certify that:

1. The name of the Corporation is NCI Building Systems, Inc.

2. The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the amendment to the Certificate of Incorporation this Certificate of Amendment is effecting, and the Corporation’s stockholders duly adopted that amendment, all in accordance with the provisions of Section 242 of the DGCL.

3. The Certificate of Incorporation is hereby amended by deleting the text of the first paragraph to section one of Article Fourth thereof and replacing it with the following:

Section 1. Capitalization. The Corporation is authorized to issue One Hundred One Million (101,000,000) shares of capital stock. One Hundred Million (100,000,000) of the authorized shares shall be common stock, one cent ($0.01) par value each (“Common Stock”), and One Million (1,000,000) of the authorized shares shall be preferred stock, one dollar ($1.00) par value each (“Preferred Stock”).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on its behalf this 9th day of March, 2007.

NCI BUILDING SYSTEMS, INC.

By:	/s/ Frances Hawes
Name:	Frances Hawes
Title:	Executive Vice President,
Chief Financial Officer and Treasurer